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                                        Filed by Applied Digital Solutions, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                Subject Company: Applied Digital Solutions, Inc.
                                                   Commission file No. 000-26020



FOR IMMEDIATE RELEASE:

MEDIA CONTACT                                            ADS INVESTOR RELATIONS
MATTHEW COSSOLOTTO                                       ROBERT JACKSON
OVATIONS INTERNATIONAL, INC.                             PHONE: 561-366-4800
(914) 245-9721                                           FAX:   561-366-8591
MATTHEW@OVATIONS.COM                                     RJACKSON@ADSX.COM

APPLIED DIGITAL SOLUTIONS URGES SHAREHOLDERS TO VOTE AT THE SPECIAL MEETING OF SHAREHOLDERS SCHEDULED FOR AUGUST 8, 2000

PALM BEACH, FL - AUGUST 3, 2000 - APPLIED DIGITAL SOLUTIONS, INC. (NASDAQ: ADSX) today urged its shareholders to vote at the Special Meeting of Shareholders scheduled for August 8, 2000. Shareholders are voting on three proposals, two of which involve the merger of its Digital Angel.net subsidiary with Destron Fearing Corporation (Nasdaq SmallCap: DFCO). Specifically, shareholders are being asked to approve (i) the issuance of up to 23,264,916 shares of Applied Digital Common Stock in exchange for all of the issued and outstanding shares, warrants and options of Destron Fearing, and (ii) a proposal to amend the second restated articles of incorporation of Applied Digital Solutions to increase the authorized shares from 85,000,000 to 250,000,000. In order for the merger to be consummated, both Proposal 1 and Proposal 2 must be approved, requiring a vote in favor by a majority of outstanding shares, not a mere majority of the shares voting. Results of voting as of August 1, 2000 stood as follows:

                                                OFFICIAL VOTING THROUGH TABULATION AGENT
-----------------------------------------------------------------------------------------------------
                        PROPOSAL 1       FOR        AGAINST    ABSTAIN           TOTAL VOTED
-----------------------------------------------------------------------------------------------------
                        Votes        19,124,210    2,192,645   213,830           21,530,685
-----------------------------------------------------------------------------------------------------
     % of Total Outstanding Shares     36.10%        4.14%      0.40%              40.64%
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                        PROPOSAL 2       FOR        AGAINST    ABSTAIN           TOTAL VOTED
-----------------------------------------------------------------------------------------------------
                        Votes        18,104,357    3,106,547   318,821           21,529,725
-----------------------------------------------------------------------------------------------------
     % of Total Outstanding Shares     34.17%        5.86%      0.60%              40.63%
-----------------------------------------------------------------------------------------------------



In a statement, Richard J. Sullivan, Chairman and CEO of Applied Digital Solutions, stated "We are very pleased that the majority of voters have followed the Board of Directors' recommendations on this merger by voting in favor of Proposals 1 and 2. While the majority of voting shareholders, in excess of 80%


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on both items, have voiced their support of this proposed merger, these proposals require votes in favor by the majority of issued and outstanding shares. To date, just over 40% have responded."

Sullivan continued, "Voting is very easy using either a touchtone phone or the Internet. Shareholders will need only their control number and appropriate phone number or web address found on the proxy material to vote their shares. Your broker will not vote your shares unless you specifically instruct him or her how you wish to vote on each proposal. It is also very important to note that even if a shareholder had sold his or her position after the June 26 record date, they are still eligible to vote."


Statements about Applied Digital Solutions' and Destron Fearing's future expectations, including future revenues and earnings, and all other statements in this document other than historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Applied Digital Solutions and Destron Fearing intend that such forward-looking statements involve risks and uncertainties and are subject to change at any time, and Applied Digital Solutions' and Destron Fearing's actual results could differ materially from expected results. Applied Digital Solutions and Destron Fearing undertake no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

                                     # # #

         Applied Digital Solutions and Destron Fearing have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). APPLIED DIGITAL SOLUTIONS URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Applied Digital Solutions will be available free of charge from Applied Digital Solutions at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480;
Attention: Kay Langsford, Vice President of Administration, Telephone (561) 366-4800. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.